Exhibit (m)(1)

DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

Clayton Street Trust

WHEREAS, Clayton Street Trust (“CST”) engages in business as an open-end management investment company and is registered as such under the Investment Company Act of 1940, as amended (the “Act”);

WHEREAS, shares of beneficial interest of CST are currently divided into multiple series (“Portfolios”);

WHEREAS, Janus Distributors LLC doing business as Janus Henderson Distributors (the “Distributor”) serves as the distributor of the Portfolios (the “Distributor”) pursuant to a Distribution Agreement dated May 30, 2017, as amended from time to time, between the Distributor and CST; and

NOW, THEREFORE, CST hereby adopts with respect to each Portfolio, and the Distributor hereby agrees to the terms of, this Distribution and Shareholder Servicing Plan (the “Plan”), in accordance with Rule 12b-1 under the Act on the following terms and conditions:

1.          CST shall pay to the Distributor, as the distributor of the Portfolios, a fee for distribution of the shares at the rate of up to 0.25% on an annualized basis of the average daily net assets of the Portfolios, provided that, at any time such payment is made, whether or not this Plan continues in effect, the making thereof will not cause the limitation upon such payments established by this Plan to be exceeded. Such fee shall be calculated and accrued daily and paid at such intervals as the Trustees shall determine, subject to any applicable restriction imposed by rules of the Financial Industry Regulatory Authority.

2.          The amount set forth in paragraph 1 of this Plan shall be paid for the Distributor’s services as distributor of the Portfolios in connection with any activities or expenses primarily intended to result in the sale of the Portfolios, including, but not limited to, payment of compensation, including incentive compensation, to securities dealers and other financial institutions and organizations (collectively, the “Service Providers”) to obtain various distribution related and/or administrative services for the investors in the Portfolios (contract owners in the case of insurance company separate accounts that invest in the Portfolios or plan participants in the case of qualified plans that invest in the Portfolios). These services may include, but are not limited to the following functions: printing and delivering prospectuses, statements of additional information, shareholder reports, proxy statements and marketing materials related to the Portfolios to prospective and existing contract owners and plan participants; providing educational materials regarding the Portfolios; providing facilities to answer questions from prospective and existing contract owners and plan participants about the Portfolios; receiving and answering correspondence; complying with federal and state securities laws pertaining to the sale of the Portfolios; and assisting contract owners and plan participants in completing application forms and selecting dividend and other accounts options; and providing contract owner or participant record keeping and administrative services. The Distributor is also authorized to engage directly in any activities relating to the purposes of this

Plan. In addition, this Plan hereby authorizes payment by CST of the cost of preparing, printing and distributing prospectuses and statements of additional information relating to the Portfolios to prospective investors and of implementing and operating the Plan. Payments under the Plan are not tied exclusively to actual distribution and service expenses, and the payments may exceed distribution and service expenses actually incurred.

3.          This Plan shall not take effect until it, together with any related agreements, has been approved in accordance with Rule 12b-1 under the 1940 Act as follows:

(A)          With respect to new Portfolios of the Trust, prior to the issuance of shares to shareholders, by votes of: a majority of both (i) the Trustees of CST and (ii) those Trustees of CST who are not “interested persons” of CST (as defined in the Act) and who have no direct or indirect financial interest in the operation of this Plan or any agreements related to it (the “Rule 12b-1 Trustees”), cast in person at a meeting (or meetings) called for the purpose of voting on this Plan and such related agreements; or

(B)          With respect to existing Portfolios of the Trust, following the public sale of shares, by votes of: (i) a majority of both the Trustees and the Rule 12b-1 Trustees, as described in paragraph 3(A), above; and (ii) a “majority of the outstanding voting securities” of each such Portfolio as defined under the Investment Company Act of 1940, as amended, (“1940 Act”).

4.          After approval as set forth in paragraph 3, this Plan shall take effect as of the date set forth in Exhibit A. The Plan shall continue in full force and effect as to each Portfolio of CST for so long as such continuance is specifically approved at least annually in the manner provided for approval of this Plan in paragraph 3(A).

5.          The Distributor shall provide to the Trustees of CST, and the Trustees shall review, at least quarterly, a written report of the amounts so expended and the purposes for which such expenditures were made.

6.          This Plan may be terminated as to any Portfolio of CST at any time, without payment of any penalty, by vote of the Trustees of CST, by vote of a majority of the Rule 12b-1 Trustees, or by a vote of a majority of the outstanding voting securities of the Portfolios of CST.

7.          This Plan may not be amended to increase materially the amount of distribution fee provided for in paragraph 1 hereof for any Portfolio unless such amendment is approved by a vote of a majority of the outstanding voting securities (as defined in the Act) of that Portfolio and no material amendment to the Plan shall be made unless approved in the manner provided for approval and annual renewal in paragraph 3 hereof.

8.          While this Plan is in effect, at least 75 % of the Trustees must not be “interested persons” (as defined in the Act) of the Trust and the selection and nomination of Trustees who are not “interested persons” (as defined in the Act) of CST shall be committed to the discretion of the Trustees who are not such interested persons.

9.          CST shall preserve copies of this Plan and any related agreements and all reports made pursuant to paragraph 5 hereof, for a period of not less than six years from the date of this Plan, any such agreement or any such report, as the case may be, the first two years in an easily accessible place.

IN WITNESS WHEREOF, CST, on behalf of each Portfolio, and the Distributor have executed this Plan as of the 9th day of October, 2018.

CLAYTON STREET TRUST

By:	/s/ Byron Hittle
Name:	Byron Hittle
Title:	Vice President, Chief Legal Counsel and Secretary

JANUS DISTRIBUTORS LLC

By:	/s/ Michelle Rosenberg
Name:	Michelle Rosenberg
Title:	General Counsel and Secretary

EXHIBIT A

TO THE DISTRIBUTION AND SHAREHOLDER SERVICING PLAN

Clayton Street Trust

Effective Date of the Plan

Protective Life Dynamic Allocation Series – Conservative Portfolio:	October 9, 2018
Protective Life Dynamic Allocation Series – Moderate Portfolio:	October 9, 2018
Protective Life Dynamic Allocation Series – Growth Portfolio:	October 9, 2018